

Mail Stop 4631   May 14, 2010

Scott D. Russell
Senior Vice President,
General Counsel, and Secretary
Diversey, Inc.
8310 16th Street
P.O. Box 902
Sturtevant, WI 53177-0902

> **Re: Diversey, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 5, 2010**
> **File No. 333-165891**

Dear Mr. Russell:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.2 – Opinion of Kolesar & Leatham, Chtd.

1. The opinion continues to contain language that casts doubt upon the ability of investors to rely on the opinion. Please have counsel revise the opinion to clarify unambiguously that investors can rely upon the opinion.

Exhibit 5.3 – Opinion of Reinhart Boerner Van Deuren s.c.

2. The opinion continues to contain language that casts doubt upon the ability of investors to rely on the opinion. Please have counsel revise the opinion to clarify unambiguously that investors can rely upon the opinion.

*   *   *   *

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Dieter King, Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Elizabeth C. Kitslaar
        Jones Day
        77 West Wacker Drive
        Chicago, IL 60601